ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 CEO Presentation Extraordinary General Meeting 1 Marc Voigt, Chief Executive Officer July 31, 2015 Sydney, Australia Exhibit 99.1

Notice: Forward Looking Statements
The
purpose
of
the
presentation
is
to
provide
an
update
of
the
business
of
Prima
BioMed
Ltd
ACN
009
237
889
(ASX:PRR;
NASDAQ:PBMD;
Deutsche
Börse:YP1B.DE).
These
slides
have
been
prepared
as
a
presentation
aid
only
and
the
information
they
contain
may
require
further
explanation
and/or
clarification.
Accordingly,
these
slides
and
the
information
they
contain
should
be
read
in
conjunction
with
past
and
future
announcements
made
by
Prima
BioMed
and
should
not
be
relied
upon
as
an
independent
source
of
information.
Please
refer
to
the
Company's
website
and/or
the
Company’s
filings
to
the
ASX
and
SEC
for
further
information.
The
views
expressed
in
this
presentation
contain
information
derived
from
publicly
available
sources
that
have
not
been
independently
verified.
No
representation
or
warranty
is
made
as
to
the
accuracy,
completeness
or
reliability
of
the
information.
Any
forward
looking
statements
in
this
presentation
have
been
prepared
on
the
basis
of
a
number
of
assumptions
which
may
prove
incorrect
and
the
current
intentions,
plans,
expectations
and
beliefs
about
future
events
are
subject
to
risks,
uncertainties
and
other
factors,
many
of
which
are
outside
Prima
BioMed’s
control.
Important
factors
that
could
cause
actual
results
to
differ
materially
from
assumptions
or
expectations
expressed
or
implied
in
this
presentation
include
known
and
unknown
risks.
Because
actual
results
could
differ
materially
to
assumptions
made
and
Prima
BioMed’s
current
intentions,
plans,
expectations
and
beliefs
about
the
future,
you
are
urged
to
view
all
forward
looking
statements
contained
in
this
presentation
with
caution.
This
presentation
should
not
be
relied
on
as
a
recommendation
or
forecast
by
Prima
BioMed.
Nothing
in
this
presentation
should
be
construed
as
either
an
offer
to
sell
or
a
solicitation
of
an
offer
to
buy
or
sell
shares
in
any
jurisdiction.

Prima BioMed
•
Clinical development
of
immuno-oncology
products
•
Diversified portfolio with LAG-3 programs:
Front
positioning in growing immuno-oncology revolution
of cancer treatment

Mission: Emerging leader
in immuno-oncology

Prima‘s
development
since
last AGM
•
Acquisition of well-positioned biotech company Immutep
closed in Dec 2014
•
Strengthening of management team
•
GSK milestone payment
•
Completion of CAN-003 trial with promising OS
data
•
Consolidating clinical development of CVac
and focus on
promising LAG-3 technology
•
Commercial partnership with DBI for iCAN
•
New IP for IMP321
•
Ridgeback financing
•
Japanese collaboration
with NEC & Yamaguchi University for
IMP321
•
Increased US interest (ADR increased from 2.66 m at end of
Dec 14 to 17.71 m ADR’s end of June 15)

Improved profile for Prima

Stock Chart PRR.AX
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
Close price
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Date
Acquisition of Immutep
GSK Milestone
Focus on LAG-3 technology
Ridgeback Announcement
Release of CVac OS data
NEC
Agreement with DBI
Maintain NASDAQ listing
EMA scientific advice for IMP321 trial
French R&D tax credit

PRIMA BIOMED

Development of the stock since last AGM 5

Update on Pipeline

Partner
Preclinical
Phase I
Phase IIa
Phase IIb
Indication
Eddingpharm
(for China)
Metastatic Breast
Cancer +
Chemotherapy
Eddingpharm
(for China)
Metastatic Renal
Cancer & Others
Eddingpharm
(for China)
IO Combination
Therapy
GlaxoSmithKline
(WW)
Autoimmune
disease
CoStim (Novartis)
(WW)
Cancer and chronic
infectious disease
Neopharm Group
(for Israel)
Ovarian Cancer
IMP731
IMP701
CVac
IMP321
Planned
Planned
IMP321
IMP321

IMP321 clinical
development
•
Chemoimmunotherapy
Phase IIb
trial
in
metastatic
breast
cancer
Approx.
200
patients
IMP321
with
paclitaxel
vs.
paclitaxel
and
placebo
Plan to start Q4 2015
•
Phase I in immuno-oncology
combination
Planning
phase
of
exciting
combination
study

Scientific advice from EMA received

IMP321: AIPAC Study Design
•
Multicenter, randomized, double blind, Phase IIb
study
•
Up to 200 patients with metastatic breast cancer
•
Treatment: first line paclitaxel + IMP321 / placebo
•
Primary objective: efficacy (as Progression-Free
Survival)
•
Initiation after open-label, safety run-in phase: safety
& evaluation of recommended Phase II dose
•
Primary geographical
focus: Europe

IMP321: Potential Immuno-oncology
combination
Study Design

•
Multicenter, open label, dose escalation, Phase
I study
•
Planning up to 30 patients with unresectable
or metastatic cancer indication with dose
escalation
•
Treatment: Checkpoint inhibitor + IMP321
•
Primary objective: safety, tolerability
•
Primary geographical focus: Australia or US

IMP731 for autoimmune
diseases
•
Dec. 2010. GlaxoSmithKline
licensed from Immutep,
rights to develop LAG-3 depleting antibodies for
autoimmune disease
-
64m total deal package
(~A$118m) + royalties
•
GSK2831781 is currently in first time in human clinical
trials (see NCT02195349 at clinicaltrials.gov)
•
In January 2015, Prima announced a single-digit million
dollar milestone for the commencement of GSK’s Phase
I study
•
GSK’s investigational product aims to kill the few
activated LAG-3+ T cells that are auto-reactive in
autoimmune disease leading to long term disease
control
•
Phase I: ongoing

IMP701 is partnered with Novartis
•
IMP701 is an anti-LAG-3 antibody which blocks
LAG-3-mediated immune down-regulation
•
2012: US biotech CoStim
licensed LAG-3
antagonists for cancer from Immutep
•
Feb. 2014: Novartis bought CoStim
for
undisclosed sum
•
Phase I expected to start soon

CVac
update
•
CAN-003
–
Clear target patient population: in 2nd remission
(CR2) of ovarian cancer
–
Overall Survival Data with positive trend in CR2:
>16 months benefit:42Mo CVac vs 25.53Mo OSC
–
Progression free survival data:
>8
months
benefit:
12.91Mo
for
CVac
versus
PFS=4.94Mo for OSC
–
Favorable safety data

Cancer
treatment
Cancer
recurrence
Tumour-free:
1st Remission
Cancer
treatment
Tumour-free:
2nd Remission

OUTLOOK FY2016 13

Funding
& cost
savings
Cash position at 30
th
June 2015: $6.76 m
SPP with $10 m
Ridgeback Capital Investments LP funding:
$13.8 m investment*
Consolidation of CVac
clinical trial program
Staff reduction in FY 2015 (over 30%)
Delisting from Deutsche Börse
-> Trading OTC in Germany at no cost for Prima

Funded until end of 2016*
*subject to shareholder approval at EGM

Outlook upcoming FY 2016
•
Start of AIPAC Phase IIb
study with IMP321
•
Start of immuno-oncology combination Phase I
study
•
Continued development of Phase I study with
IMP731 (GSK)
•
Start of phase I study with IMP701 (Novartis)
•
Potential new intellectual property
•
Ongoing research
•
Ongoing business development

THANK YOU! 16